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                                   Exhibit 1.1


NEWS RELEASE
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                        Contact: Molly Davis, Gallen & Associates (415) 268-9848
CONTACT:
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     FOR IMMEDIATE RELEASE                                      October 24, 1994

     GRUBB & ELLIS ANNOUNCES THIRD QUARTER PROFIT

     SAN FRANCISCO -- Grubb & Ellis Company (NYSE:GBE) reported pre-tax income of $685,000 and net income of $584,000 on gross revenues of $47.2 million for the third quarter 1994. The third quarter 1994 profit compares favorably to a pre-tax loss of $538,000 and a net loss of $638,000 on gross revenues of $50.9 million for the third quarter of 1993.

     Excluding those activities which, at the end of 1993, had been closed or were expected to close, third quarter 1994 gross revenues increased 7.3% over comparable third quarter 1993 revenues of $43.9 million. Third quarter pre-tax income of $685,000 included a favorable adjustment of $519,000 related to special charges and unusual items recorded in the prior year.

     The third quarter profit marks the first time since 1989 that the company has reported two consecutive profitable quarters. Historically the company's weakest quarter is the first quarter, and the last quarter is its strongest. This trend is expected to continue this year. Year to date, the company reported a net loss of $3.0 million, or $1.18 per common share, compared to a net loss of $4.8 million, or $1.61 per common share, for the same period in 1993.

     The company recorded a third quarter loss of $.02 per common share, taking into effect accrued dividends of $658,000 earned on redeemable convertible senior and junior preferred stock for the quarter. If converted, the preferred stock will be exchanged for common stock and accrued dividends will no longer be payable.

     With offices nationwide, Grubb & Ellis Company meets the real estate needs of corporate users, institutional and private investors, providing real estate brokerage and consulting, property and facilities management (through its Axiom subsidiary), appraisal, mortgage brokerage and auction services.